

November 25, 2014

Via E-mail
Dror Levy
Chief Financial Officer
DSP Group, Inc.
161 S. San Antonio Road Suite 10
Los Altos, CA 94022

> **Re: DSP Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 18, 2014**
> **File No. 001-35256**

Dear Mr. Levy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business, page 3

1.   You state on page 9 of the 10-K and in other locations that sales to Panasonic through your distributor Tomen Electronics represented 14% of your total revenues for 2013. The Panasonic website provides information for local warranties as well as agents or dealers in Sudan and Syria. Furthermore, in a publicly available letter to the Commission dated March 22, 2011 Panasonic indicates that its subsidiaries sell products to distributors that are located and have service shops in Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, partners, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Liquidity and Capital Resources, page 47

3.   We see on page 97 that your U.S. operations have historically generated net losses and on page 99 that you intend to indefinitely reinvest undistributed earnings of your foreign subsidiaries. Please quantify for us the amount of cash, cash equivalents and investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. Please also tell us your consideration of providing enhanced liquidity disclosures to describe these amounts that would be subject to potential repatriation of undistributed earnings taxes to illustrate that some cash and investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Financial Statements

Note 15 – Taxes on Income, page 97

4.   Please tell us how your disclosure of the indefinite reinvestment of your foreign subsidiaries' undistributed earnings in the first paragraph of page 99 complies with paragraphs 50-1 and 50-2 of FASB ASC 740-30.

Note 18 – Segment Information, page 105

5.   Please tell us how you have concluded that you are not required to report revenues for each product and service or each group of similar products and services in accordance with FASB ASC 280-10-50-40.

Item 9. Controls And Procedures, page 108

6.   We note that Management's Annual Report on Internal Control Over Financial Reporting on page 108 and the Report of Independent Registered Public Accounting Firm on page 53 do not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control – Integrated Framework that was used to perform the assessment – i.e., whether the 1992 Framework or Updated Framework issued in 2013 was used. In future filings please include reports that identify the version of the COSO Integrated Framework you and your auditor used in the assessment and in your response, tell us which version was utilized. Please refer to Item 308(a)(2) of Regulation S-K and paragraphs 167(l) and (m) of PCAOB Auditing Standard No. 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dror Levy
DSP Group, Inc.
November 25, 2014
Page 4

You may contact Kevin Kuhar at (202) 551-3662 or me at (202) 551-3676 if you have
questions regarding comments on the financial statements and related matters. You may also
contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief